EXHIBIT 21

SUBSIDIARIES OF QLT Inc.

The following are the subsidiaries of QLT Inc. as of December 31, 2013, omitting those subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary:

QLT Plug Delivery, Inc., organized under the laws of Delaware.

QLT Therapeutics, Inc., organized under the laws of Delaware.

QLT Ophthalmics, Inc., organized under the laws of Delaware.